Via Edgarlink and by Facsimile Delivery

May 24, 2007

Mr. William Choi

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporate Finance, Mail Stop 3561

Washington, D.C.  20549

Re:	Cherokee Inc.
Form 10-K for the year ended February 3, 2007
Filed April 17, 2007
File No. 0-18640

Dear Mr. Choi:

This letter is being filed by Cherokee Inc. (“Cherokee”) in response to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by the letter dated May 22, 2007 (the “Comment Letter”) regarding Cherokee’s above-referenced periodic report.

The numbering of the paragraphs below corresponds to the numbering of the Comment Letter, the text of which is incorporated into this response letter for your convenience.

MD&A, page 18; Fiscal 2007 Compared to Fiscal 2006, page 24

1.  In future filings, please expand your discussion to describe the underlying causes of all significant changes in your results of operations and provide a more detailed analysis of material year-to-year changes and trends.  For example, explain why revenues from your Cherokee brand at Target Stores decreased in fiscal 2007 compared with fiscal 2006.

Answer:  Cherokee believes that its disclosure provides all material information available to it regarding changes in revenues from its licensees, and Cherokee will continue to review and enhance its disclosures in light of the Staff’s comment in future filings.  However, as a result of its arrangements with licensees, Cherokee often times does not have the information necessary to determine the specific reasons why retail sales of Cherokee branded products, and the resulting amount of royalty revenue, may increase or decrease in different periods.  Cherokee generally does not have direct oversight or involvement in the manufacturing, marketing or sales of Cherokee branded products by its licensees.  Further, Cherokee’s licensees are not required to provide and generally do not provide Cherokee detailed information with respect to changes in their manufacturing, marketing or sales of Cherokee branded products.  Cherokee discusses any increase or decrease in retail sales of Cherokee branded products, and the resulting royalty revenues, from period to period and the potential reasons underlying any such changes to the extent that such information is available to Cherokee.  In instances where Cherokee can not determine a specific reason or reasons underlying such changes, it provides all available information surrounding such change.  Cherokee will continue to analyze all changes in revenues and provide full and complete disclosure of all material information available to it regarding the reasons for such fluctuations.  Specific retail sales fluctuations for our major licensees are discussed on page 20 of our Form 10-K.

Consolidated Statement of Operations, page 39

2.  We note that you presented the proceeds you received for the termination of the Mossimo Finder’s Arrangement as revenue.  Please tell us your basis in GAAP for this presentation.  Please be detailed in your response referencing all applicable accounting literature.

Answer:  Cherokee determined the presentation of proceeds received from the termination of the Finder’s Agreement (the “Mossimo Finder’s Agreement”) with Mossimo Inc. (“Mossimo”) as revenue pursuant to SEC Staff Accounting Bulletin (SAB) 101 Topic 13A1 As Amended by SAB 104 (SAB 101) and Regulation S-X — Rule 5-03.1.  The analysis included consideration of the specific criteria enumerated in SAB 101 supported by Statement Concept No. 5, paragraphs 83(b) and 84(a) and all other pertinent facts and circumstances related to the transaction.

The factors significantly influencing Cherokee’s determination of the presentation as a separate component of revenue included the following:

(a)                      Revenue from the proceeds from the termination of the Mossimo Finder’s Agreement was recognized when it was realizable and earned.  The termination of the Mossimo Finder’s Agreement occurred on October 31, 2006, concurrent with the acquisition of Mossimo by Iconix Brand Group, Inc. (“Iconix”), and total consideration for the termination of the agreement in the amount of $33.0 million was paid to Cherokee on October 31, 2006.

(b)                     Upon termination of the Mossimo Finder’s Agreement and receipt of the $33.0 million payment, all contractual obligations between Cherokee and Iconix/Mossimo under the Mossimo Finder’s Agreement ceased, and Cherokee had no further performance obligations of any kind to Mossimo or its successor, Iconix.

(c)                      The revenue from the proceeds from the termination of the Mossimo Finder’s Agreement was the result of negotiations between Cherokee and Iconix in connection with Iconix’s acquisition of Mossimo, and was in consideration for the full settlement and termination of each parties’ obligations and future rights under the Mossimo Finder’s Agreement.  This transaction was considered to be a part of Cherokee’s ongoing operations.

(d)                     The proceeds from the termination of the Mossimo Finder’s Agreement were considered to be an element of the only segment in which Cherokee operates, “the marketing and licensing of brand names and trademarks for apparel footwear and accessories”, as disclosed in Note 2 — Segment Reporting to the consolidated financial statements.

(e)                      The dollar amount of the revenue from the termination of the Mossimo Finder’s Agreement was considered material to Cherokee.  Accordingly, Cherokee stated such revenue separately on the face of the income statement in accordance with Regulation S-X Rule 5-03.1.

Consideration in the analysis was also given to the classification of the proceeds from the termination of the Mossimo Finder’s Agreement as “Other Income”.  Cherokee concluded that the presentation as “Other Income” was not appropriate due to the fact that the revenues were derived from the underlying Mossimo Finder’s Agreement which is a central part of Cherokee’s operations of marketing and licensing brands and related trademarks Cherokee owns or represents, as disclosed in Note 1 - Business.  As part of this conclusion, Cherokee considered the nature of the historical revenue recognition from revenues received from the Mossimo Finder’s Agreement.   Historically, revenues from the Mossimo Finder’s Agreement were recognized as revenue (i) when earned by applying the Mossimo Finder’s Agreement contractual rate of 15% to the royalty revenues received by Mossimo from Target based on Mossimo’s contractual royalty rates applied to quarterly retail sales of Mossimo branded products received by Mossimo from Target, and (ii) when collectibility was reasonably assured.  The treatment of the proceeds from the termination of the Mossimo Finder’s Agreement as revenue was similar to Cherokee’s historical practices in that revenue was recognized when earned (upon the termination of the Mossimo Finder’s Agreement) and when collectibility was assured (upon payment of the termination fee).  This policy of revenue recognition is consistent with Cherokee’s policy of recognizing contract termination fees where Cherokee is guaranteed minimum licensing fees under such contract over an extended period of years.

Accordingly, Cherokee’s analysis prescribed by SAB 101 and Regulation S-X Rule 5-03.1 resulted in a determination that the proceeds received from the termination of the Mossimo Finder’s Agreement should be recognized as revenue.

Notes to Consolidated Financial Statements, Page 42; 2.  Summary of Significant Accounting Policies, page 42

3.  We note that your fiscal 2007 operating year represents a 53 week period.  Please tell us if your royalty revenue also reflects royalties on 53 weeks of sales from your licensees.  If so, please explain and quantify the impact of the additional week on the comparability of your results in future filings.

Answer:  Approximately 8 years ago Cherokee changed its fiscal year end to a 52 or 53 week fiscal year ending on the Saturday nearest to January 31 to match the conventional “retailer fiscal year end” of U.S. retailers, and in particular, its largest licensee at the time, Target Stores.  As a result, Cherokee’s royalties from Target Stores and other U.S. licensees (Mervyn’s and TJX Companies) reflect either a 52 or 53 week fiscal period depending on the year.  However, Cherokee’s international licensees, including, among others, Tesco and Zellers, typically do not follow the same fiscal year end as Cherokee and its U.S. based licensees, and revenues from Cherokee’s international licensees may not include the extra 1-week in the occasional 53 week fiscal period reported by Cherokee (53 week periods occur approximately every 4 or 5 years).  For example, in the fiscal year ended February 3, 2007 (“Fiscal 2007”), the retail sales and resulting royalty revenues reported from Tesco U.K. ended one-week prior to February 3, 2007, in accordance with Tesco U.K.’s reporting obligations to Cherokee (which generally correspond to a similar reporting period in the previous fiscal year, but may differ in terms of number of weeks).  Further, one of Cherokee’s previous international licensees reported its retail sales and royalties on a calendar-based year, and Cherokee’s current retail direct licensee for Mexico reports its retail sales and royalties on a calendar-based year.  Cherokee does not believe that the modest variations in reporting from its licensees has any material impact on the comparability of its results on a period-to-period basis particularly given that these international licensees maintain comparable periods in which they report results to Cherokee from year to year.  Cherokee also believes that the extra week when its fiscal year occasionally includes 53 weeks does not have any material impact on its financial results.  However, Cherokee will revise its disclosure in future Form 10-K filings to further clarify this issue as follows (revised from page 42 from Cherokee’s Form 10-K for Fiscal 2007, and marked to show the changes that Cherokee proposes to make in future filings):

“Our fiscal year comprises a 52 or 53 week period ending on the Saturday nearest to January 31 in order to better align us with our U.S.-based licensees who generally also operate and plan on such a fiscal year.  This results in a 53 week fiscal year approximately every four or five years.  We do not believe that the extra week in the occasionally reported 53-week fiscal year results in any material impact on our financial results.  In addition, certain of our international licensees report royalties to us for quarterly and annual periods which may differ from ours.  We do not believe that the varying quarterly or annual period ending dates from our international licensees have a material impact upon our reported financial results, as these international licensees maintain comparable annual periods in which they report retail sales and royalties to us on a year-to-year basis.”

In addition, and per your request, we hereby acknowledge that:

•                  Cherokee is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Cherokee may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any comments or questions should be directed to Russell J. Riopelle, CFO, at (818) 908-9868 ext 325 or by fax at (818) 908-9191.

Thank you for your assistance in this matter.

Sincerely,

Cherokee Inc.

/s/ Robert Margolis	/s/ Russell J. Riopelle
Robert Margolis	Russell J. Riopelle
Chief Executive Officer	Chief Financial Officer

cc:	Cherokee’s Audit Committee (Mr. Jess Ravich, Mr. Keith Hull, Mr. Dave Mullen)
Scott Stanton, Morrison & Foerster LLP
Howard Weitzman and Martin Hughes, Moss Adams LLP